UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras about nomination for the Fiscal Council

—

Rio de Janeiro, March 31, 2021 - Petróleo Brasileiro S.A. – Petrobras, pursuant to CIRCULAR LETTER/CVM/SEP/No.01/2021, reports that it has received from holders of preferred shares the nomination of candidates for the Fiscal Council, whose election will take place at the Annual General Meeting of April 14, 2021.

Candidates nominated by shareholder Franklin Templeton Investment Fund:

Candidate's name	Nomination role
Reginaldo Ferreira Alexandre	Member of the Fiscal Council indicated by preferred shareholders (main)
Paulo Roberto Franceschi	Member of the Fiscal Council indicated by preferred shareholders (alternate)

The above mentioned candidates' names will not appear on the Remote Voting Bulletin made available by the Company, since they do not meet the minimum percentages set forth in Annex 21-L-I of CVM Instruction 481/09.

Below is an excerpt of the candidate's CV received by the company.

"Reginaldo Ferreira Alexandre is an economist with eighteen years of experience in investment analysis, as analyst, organizer and director of analysis teams, having held these positions successively at Citibank, Unibanco, BBA (currently Itaú-BBA) and Itaú Corretora de Valores. He also worked as a corporate credit analyst (Citibank) and as a consultant in the strategy (Accenture) and corporate finance (Deloitte) areas. He also worked at ProxyCon Consultoria Empresarial, a company dedicated to advisory and service provision activities in the areas of capital markets, finance and corporate governance, between 2003 and 2017. Member of the Accounting Pronouncements Committee (CPC) - the formulator of Brazilian accounting standards - since its foundation in 2005. Vice Coordinator of Institutional Relations of the CPC. Certified Investment Analyst (CNPI). CVM-accredited securities manager. Certified Tax Advisor by IBGC. One of the authors of the Brazilian Code of Corporate Governance - Listed Companies (incorporated to CVM Instruction 586) Board Member of Mahle Metal Leve S.A.(elected in June 2017 and reelected in April 2018, April 2019 and May 2020) Currently effective member of the Fiscal Councils of the following publicly-held companies: Cia. de Saneamento do Paraná - Sanepar (elected in April 2017 and reelected in April 2018, 2019 and 2020) Cia. Saneamento Básico do Estado de São Paulo - Sabesp (elected in April 2020) Cia. Energética de Brasília - CEB (chairman of the collegiate, elected in April 2019 and re-elected in July 2020) Rumo S.A. (elected in April 2019 and reelected in July 2020) Ser Educacional S.A. (chairman of the board, elected in April 2015 and reelected in April 2016, 2017, 2018, 2019 and 2020) Currently an alternate member of the boards of the following publicly-held companies: CPFL Energia S.A. (alternate member of the Fiscal Council, elected in April 2017 and reelected in April 2018, April 2019 and July 2020) Braskem S.A. (alternate member of the Fiscal Council, elected in May 2020) Fras-Le S.A. (alternate member of the Fiscal Council, elected in April 2020) Former member of the Audit Committee of Paranapanema S.A. (2017) Former member of the Fiscal Councils of the following companies: Petrobras S.A. (elected in April 2013 and re-elected in April 2014, 2015, 2016, 2017 and 2018) Iochpe Maxion S.A.(elected in April 2013 and reelected in April 2014, 2015, 2016 and 2017) BRF S.A. (elected in April 2015 and reelected in April 2016) Aliansce Shopping Centers S.A. (elected in April 2014 and re-elected in April 2015) Cremer S.A. (chairman of the Fiscal Council; elected in April 2011 and re-elected in April 2012) Movida S.A. (elected in January 2017) Paraná Banco S.A. (elected in April 2011 and reelected in April 2012, 2013, 2014 and 2015) Tecnisa S.A. (elected in April 2011 and reelected in April 2012) Tele Norte Celular Participações S.A. (elected in April 2006 and reelected in April 2007) Unipar Carbocloro S.A. (elected in April 2012 and reelected in April 2013 and April 2015) Bradesco S.A. (alternate member of the Fiscal Council, elected in March 2017 and reelected in March 2018, 2019 and 2020) Bradespar S.A. (alternate member; elected in April 2012) Companhia Siderúrgica Belgo-Mineira, now Arcelor Mittal (alternate member; elected in April 2004 and reelected in April 2005) Grendene S.A. (alternate; elected in April 2012 and re-elected in April 2013 and 2014) Indústrias Romi (alternate, elected in April 2015) Grazziotin S.A. (alternate, elected in April 2015) SLC Agrícola (alternate; elected in April 2013 and reelected in April 2014 and 2015) Former president of the Brazilian Association of Capital Market Analysts and Investment Professionals - APIMEC, elected for the 2015-2016 term Former president of the Brazilian Association of Capital Market Analysts and Investment Professionals - APIMEC, São Paulo section, elected for the 2011-2012 term. Member of the Governance Committee of State-owned companies, of B3 Member of the Fiscal Council of the Museum of Modern Art of São Paulo - MAM Former member of the Acquisitions and Mergers Committee - CAF."

"Paulo Roberto Franceschi, graduated in Accounting Sciences from the Social Studies Foundation of Paraná and in Economic Sciences from FAE Business School. Partner of Audicontrol Auditoria e Controle S.S., since 1995, senior partner, with responsibility for the strategic conduction of the business and its administration, acting as technical responsible partner together with the other partners. He has been acting as Fiscal Councilor since 2004, and is currently a full member of the following companies: A) EQUATORIAL Energia S.A., holding of CELPA and CEMAR, both energy distribution companies; B) CELPA Centrais Elétricas do Pará S.A., a publicly traded company responsible for energy distribution in the State of Pará, a controlled company of Equatorial; C) Companhia Energética do Maranhão - CEMAR, a publicly traded company with the concession of energy distribution in the State of Maranhão, a controlled company of Equatorial; D) Triunfo Participações e Investimentos S.A., a publicly traded holding company of companies that operate in the administration of highway and airport concessions; E) CESP Companhia Energética de São Paulo; F) SANEPAR - Companhia de Saneamento do Paraná with a mandate until the General Shareholders' Meeting scheduled for April 22, 2021."

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer